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FEB 28 2018
Washington DC
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Larrain Vial Securities US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Avda. El Bosque Norte 0177 – 3rd Floor
(No. and Street)

Las Condes, Santiago (City) | Region Metropolitana, Chile (State) | 0177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff, FinOp | 212-751-4422 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Auditores Consultores Ltda.
(Name – *if individual, state last, first, middle name*)

Avda, Isidora Goyenechea 3520, 2nd floor Las Condes, Santiago RM, Chile 7550071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HUMBERTO SANTELICES NARDUCCI XXII NOTARIA DE SANTIAGO

OATH OR AFFIRMATION

I, Claudio Larrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larrain Vial Securities US LLC of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Autorizo la firma de don CLAUDIO PATRICIO LARRAIN KAPLAN, c.i. Nº 10.484.880-K. SANTIAGO, 09 de febrero 2018.-
Mav

GERMÁN ROUSSEAU DEL RÍO
Notario Suplente P.
XXII Notaría Santiago

HUMBERTO SANTELICES NARDUCCI XXII NOTARIA DE SANTIAGO

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARRAIN VIAL SECURITIES US LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Notes to the Statement of Financial Condition

KPMG

Report of Independent Registered Public Accounting Firm

To the Members of
Larrain Vial Securities US LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Larrain Vial Securities US LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

We have served as the Company's auditor since 2012.

KPMG Auditores Consultores Ltda.

Santiago, Chile. February 26, 2018.

Santiago
Isidora Goyenechea 3520
Piso 2, Las Condes
+56 2 2798 1000
contacto@kpmg.com

LARRAIN VIAL SECURITIES US LLC

Statement of Financial Condition
December 31, 2017

Assets	**US$**
Cash	673,380
Due from affiliate	43,976
Property and equipment (net)	16,195
Receivable from clearing broker	856,319
Other assets	320,122
Total assets	1,909,992
Liabilities and Member's Equity	
Accrued expenses	245,373
Deferred rent	150,432
Security deposit payable	107,982
Total liabilities	503,787
Member's equity	1,406,205
Total liabilities and equity	1,909,992

See accompanying notes to this financial statement.

1. Organization

Larrain Vial Securities US LLC (the "Company" or "LVS") was incorporated in Delaware on November 2, 2009. In July 19, 2010 the Financial Industry Regulatory Authority ("FINRA") granted the application of the Company to conduct business contingent upon the execution of the Membership Agreement, which involved a capital contribution of $1,000,000.

The Company is an institutional brokerage firm. The Company is engaged primarily in the business of effecting transactions in foreign equities. The Company is registered as a broker dealer with the Securities and Exchange Commission and FINRA and commenced operations in the capacity of a broker dealer in November 1, 2010.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Larrain Vial S.A. Corredora de Bolsa ("LVCB"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through LVCB. The Company also transacts in foreign exchange spot contracts, and non-deliverable foreign exchange forward transactions.

The Company is a subsidiary of Larrain Vial S.P.A. ("LVSA") a Chilean investing private company, which is the sole member of the Company.

2. Summary of Significant Accounting Policies

(a) Use of Estimates and Basis of Preparation

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

(b) Operating Leases

The company leases office space under operating leases that expires at various time through March 2022. The first four months of rent under these leases have been abated and will be amortized over the life of the lease. The rental costs for the year ended December 31, 2017 amounted to $460,889. The following is a summary of minimum future rental payments under this lease:

2. Summary of Significant Accounting Policies, Continued

(b) Operating Leases, Continued

Year Ending December 31,	US$
2018	476,622
2019	490,921
2020	505,649
2021	513,788
	1,986,980

(c) Rentals under Operating Lease

The Company subleases a portion of its office space to a tenant. The lease expires in 2021. Rental income is accounted for in conformity with U.S. generally accepted accounting principles, and is recorded over the terms of the lease on a straight-line basis. Rental income for the year ended December 31, 2017, of $232,622 is included in other income on the accompanying statement of operations. The following is a schedule of approximate future minimum base rentals under non-cancelable operating lease agreements in effect at December 31, 2017:

Year Ending December 31,	US$
2018	238,460
2019	219,863
2020	226,459
2021	197,340
	882,122

(d) Property, Equipment and Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2017, all assets were operational and management had no reason to believe such assets were impaired.

2. Summary of Significant Accounting Policies, Continued

(e) Property, Equipment and Depreciation, Continued

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2017 is as follows:

		Estimated Useful Lives
Computers	8,371	3 years
Furniture and equipment	50,206	7 years
Leasehold improvements	122,253	5 years
	180,830	
Less accumulated depreciation (*)	(164,635)	
	16,195	

Property and equipment are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined using discounted cash flow models, as considered necessary. No impairment losses were recognized in the year ended December 31, 2017.

(f) Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

3. Cash

The Company maintains its cash balances in one financial institution, Citibank, which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash. There are no restrictions or compensating balances on such accounts.

4. Off Balance Sheet Risk and Transactions with Customers

ASC 460 (formerly known as Financial Accounting Standards Board Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company has agreed to reimburse its clearing brokers without limit for any losses that the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2017.

5. Income Taxes

The Company is subject to taxes at the U.S. federal, state and municipal level and has elected to file as a C-corporation under IRS form 8832. The Company is not subject to Chilean tax.

Management has an obligation to accurately report the true state of the Company, and to make judgments and estimations where necessary. In the context of deferred tax assets, there must be a more likely than not likelihood that the deferred tax assets will be realized in future years.

For the Company, a deferred tax asset has been recognized based on the Company's operating loss carryforwards and its deductible temporary differences. However, the deferred tax assets have been reduced by a valuation allowance to the amount management considers to be more likely than not to be realized. The firm does not expect to make enough profits to utilize these losses in future years, thus the complete value of the deferred tax asset has been reduced by a valuation allowance; in the estimation of management, the likelihood that its operating loss carryforwards can be utilized in the future is not likely.

At December 31, 2017, the Company has various carryforwards including a net operating loss carryforward ("NOL") of approximately $8,946,000 for federal income tax purposes and $9,217,000 and $8,870,000 for New York State and New York City income tax purposes, respectively, expiring from 2032 through 2037. In recognition of the uncertainty regarding the ultimate amount of income tax benefit to be derived, the Company has recorded a valuation allowance for the full amount of the deferred tax asset at December 31, 2017. The Company's federal and state current and deferred tax expense was zero and differs from the amount that would result from applying the federal statutory rate primarily due to the full valuation allowance established on the deferred tax assets generated during the year ended December 31, 2017.

5. Income Taxes, Continued

The Company recorded minimum and capital taxes for the year ended December 31, 2017, due to its net operating loss for Federal, New York State, and New York City income tax purposes. The Company has historically incurred NOL and maintains a full valuation allowance against the net deferred tax assets.

The tax effects of the temporary differences and carryforwards that give rise to significant portions of the deferred tax assets (liabilities) at December 31, 2017 are as follows:

Operating Loss Carryforwards	2,904,000
Property and Equipment	114,000
Deferred Rent Payable	48,000
Bonus Accrual	32,000
Subtotal - Deferred Tax Assets	3,098,000
Deferred Rent Receivable	(28,000)
Net Deferred Tax Assets	3,070,000
Valuation allowance	(3,070,000)
	-

The Company is subject to routine audits by taxing jurisdictions (i.e. US Federal, NY State and NY City); however, there are currently no audits for any tax periods in progress. The Company's income tax returns may be examined by the taxing authorities for up to three years after their filing.

Management believes it is no longer subject to income tax examinations for years prior to 2013.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized.

6. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternate method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital of $250,000. At December 31, 2017, the Company had net capital of $936,163 which was $686,163 in excess of the amount required to be maintained.

For the year ended December 31, 2017, the Company received additional paid in capital from LVSA of $1,500,000.

7. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with LVCB. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from LVA and LVCB based on the portion attributable to the Company.

LVS is engaged in providing various investment banking and securities transactions services to its clients, which include U.S. Institutional investors. Under a clearing agreement between LVS and LVCB, certain transactions are referred to LVCB on behalf of U.S. clients for execution. LVCB charges a 50% commission for these transactions. As of December 31, 2017, $43,976 is due from the affiliate.

8. Contingencies

The Company is not involved in or foresees any legal proceedings concerning matters arising connection with the conduct of its businesses.

9. Subsequent Events

The Company has evaluated subsequent events through February 26, 2018 the date these financial statements were available to be issued.